UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

☐ Preliminary Information Statement
☒ Definitive Information Statement

MIKE THE PIKE INC.

(Name of Registrant as Specified in Its Charter)

OTC Ticker: MIKP

CIK: 0001550222

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

INFORMATION STATEMENT

REGARDING A CHANGE OF CONTROL, NAME CHANGE, DOMICILE CHANGE, AND MANAGEMENT UPDATE

This information statement is furnished on behalf of the Board of Directors of Mike the Pike Inc. (the “Company”), in connection with a change of control that occurred on April 29, 2025, which did not require a vote of the Company’s shareholders and was approved by the written consent of the holder of a majority of the outstanding shares of voting stock in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended.

CHANGE OF CONTROL

Effective as of April 29, 2025, control of Mike the Pike Inc. was transferred from Mark Newbauer to Alfredo Papadakis, Chief Executive Officer of The Now Corporation (OTC: NWPN). Mr. Newbauer resigned from all positions including CEO and Director, and Mr. Papadakis was appointed Chief Executive Officer and Chairman of the Board.

MANAGEMENT AND STRUCTURE UPDATES

Following the change of control, the Company has appointed Chris Villareal as President and Chief Advisor to CEO Alfredo Papadakis. The new leadership will oversee upcoming transitions including a planned name change and redomicile.

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NAME AND DOMICILE CHANGE

In alignment with new strategic goals, the Company will not redomicile from its current jurisdiction in the State of Wyoming. Concurrently, the Company will change its name from Mike the Pike Inc.and/or Arowana Media Holdings, Inc to M Love Vintage Production Holdings, Inc.

PURPOSE OF TRANSACTION

This transition reflects a strategic rebranding and governance shift. The Company intends to explore business development opportunities aligned with the experience and network of the new executive team.

NO SHAREHOLDER ACTION REQUIRED

This information statement is provided for informational purposes only under Section 14(f) of the Securities Exchange Act of 1934. No vote or action is required from shareholders. No proxies are being solicited.

ADDITIONAL INFORMATION

The Company files reports and other information with the Securities and Exchange Commission (SEC). These filings are available for free at the SEC’s website at www.sec.gov.

MIKE THE PIKE INC.

By: /s/ Alfredo Papadakis

Name: Alfredo Papadakis

Title: Chief Executive Officer

Date: May 19, 2025

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